

SEC 07008784 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street, Suite 160
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Derek Lewis (949) 752-5206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear L.L.P.
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 19 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Derek Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

J. Derek Lewis, President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Orange } ss.

[x] See Attached Document (Notary to cross out lines 1–6 below)
[ ] See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6 ______________________ Signature of Document Signer No. 1 ______________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

18th (Date) day of October (Month), 2007 (Year), by

(1) J. Derek Lewis, President (Name of Signer),

[x] Personally known to me
[ ] Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and

(2) N/A (Name of Signer),

[ ] Personally known to me
[ ] Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Tara J. Westcott
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: N/A

Document Date: ____________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

JDL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2007

(With Independent Auditors' Report Thereon)

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3 - 1	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	11
Report on Internal Control Structure	12 - 13

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
JDL Securities Corporation
Newport Beach, California

We have audited the accompanying statement of financial condition of JDL Securities Corporation as of September 30, 2007, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9 - 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.


Goodrich Baron Goodyear, LLP

Long Beach, California
October 18, 2007

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents:		
Cash (including petty cash of $281)		$ 16,314
Deposit - Clearing Agent - allowable		25,000
Deposit - Clearing Agent - non-allowable/interest		483
Total cash and cash equivalents		41,797
Receivables :		
Commissions-Clearing agent-allowable	$ 4,477	
Mutual fund concessions :		
Under 30 days - allowable	640	
Over 30 days - non-allowable	20	
Total receivables		5,137
Other assets :		
NASDAQ stock	11,304	
CRD account	283	
Total other assets		11,587
Total assets		$ 58,521

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities :		
Accounts payable		$ 1,500
Accrued expenses		4,800
Commissions payable - Settled trades		21,323
Commissions payable - Trade not settled		350
Total liabilities		27,973
Stockholder's equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding, 50,100 shares	$ 50,100	
Accumulated deficit	(19,552)	
Total stockholder's equity		30,548
Total liabilities and stockholder's equity		$ 58,521

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2007

Revenues :		
Commissions and concessions		$ 1,559,198
Interest		8,524
Other income		37,952
Total revenues		1,605,674
Expenses:		
Advertising and promotion	$ 5,021	
Travel	17,081	
Meals and entertainment	16,982	
Commissions	813,417	
Data processing	17,001	
Fidelity bond	840	
Office supplies and printing	13,744	
Postage and courier	7,114	
Professional fees	32,575	
SIPC	150	
FINRA annual fees	1,249	
Bank charges	191	
Rent and leases	56,341	
Equipment rent	1,904	
Maintenance	25,493	
Telephone	8,692	
Quote services	6,166	
Clearing broker fees	40,493	
Salaries, wages and employee benefits	441,070	
Payroll taxes	53,931	
Insurance	1,419	
Taxes and licenses	2,200	
Dues and subscription	14,707	
Community relations	6,499	
Other expense	20,569	
Total expenses		1,604,849
Net income		$ 825

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2007

		Common Stock	Retained Earnings	Total
Balance at September 30, 2006	$	50,100	(20,377)	29,723
Net income for the year ended September 30, 2007		-	825	825
Balance at September 30, 2007	$	50,100	(19,552)	30,548

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2007

Cash flows from operating activities:		
Net Income		$ 825
Adjustments to reconcile net income to net cash used for operating activities:		
Increase in trade receivables	$ (448)	
Decrease in CRD deposits	470	
Increase in commissions and concessions payable	4,015	
Unrealized gain on NASDAQ stock	(2,232)	
Total adjustments		1,805
Net cash flows provided by operating activities		2,630
Cash flows from investing activities		
Payment of advances	9,500	
Net cash flows used for financing activities		9,500
Cash flows from financing activities		-
Net increase in cash and cash equivalents		12,130
Cash and cash equivalents at beginning of period		29,667
Cash and cash equivalents at end of period		$ 41,797

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ -
Cash paid during the year for interest expense	$ -

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Firm is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc., a registered investment advisor registered with the State of California, Department of Corporations. The Firm is subject to a minimum net capital requirement of $ 5,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (K) (2) (ii) exemptive provisions of SEC Rule 15c3-3. The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent. The Firm's primary business consists of mutual funds. The Firm promptly transmits all customer funds and/or securities to its clearing firm, or to the mutual fund issuer. The Firm does not hold customer funds or securities. The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Software

The Company's policy is to amortize software over its estimated useful life of three years beginning at the date the software is actively placed into use which will be during the fiscal year ending September 30, 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) MARKETABLE SECURITIES

Marketable securities, which consist solely of NASDAQ securities, are held in the regular course of the Company's business and are classified as trading securities. These securities are recorded at their fair value and the change in fair value during the year is included in income.

(3) INCOME TAXES

The Firm files consolidated income tax returns with its parent and is allocated a portion of the total consolidated income tax liability. No tax provision has been recorded for the subsidiary at September 30, 2007. The Federal and California tax allocable to the broker/dealer for the current year is not material and will be paid by the parent corporation. The minimum California tax was paid by the parent and has not been provided for on the broker/dealer as it also is not material.

The Firm accounts for its income taxes per the requirements of Financial Accounting Standard No. 109 (FAS 109), Accounting for Income Taxes, which is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. There were no material deferred taxes at either the beginning of the year or the end of the year.

(4) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions - Clearing agent	$	106,210
Concessions - Direct/Mutual Funds		255,438
Concessions - Trails/Mutual Funds		255,171
Concessions - 529 Plan		71,009
Section 12B(1) fees		703,918
Other income - fees and commissions from parent		167,452
Total	$	1,559,198

Included as part of "Commissions - Clearing agent" are commissions from the following:

Listed/OTC	$	44,929
Third Market Transactions	$	55,931
Muni's	$	525
Other	$	4,825

(5) RELATED PARTY TRANSACTIONS

Included in commission revenue are amounts received from transactions with related parties (family members) totaling $1,912.

(6) RENTAL OF OFFICE SPACE

The Firm has entered into a month-to-month agreement with its parent, J. Derek Lewis & Associates, whereby the Firm will pay rent in an amount equal to lease costs incurred by the parent for office space. Total rental expense amounted to $56,341 for the fiscal year ended September 30, 2007.

(7) RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan which is available to all employees who have reached the minimum age requirement of twenty-one and have provided service for at least one year. Under the plan, employees may elect to defer up to fifteen percent of their compensation. The Company at its discretion may elect to participate up to twenty five percent of compensation with a maximum of $40,000 per individual. Under the plan, vesting is immediate. During the year, the Company contributed $85,019 to the plan. This amount is included in the statement of income under the caption "Salaries, wages and employee benefits".

(8) NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3 - 1. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of September 30, 2007, the net capital was $27,785, which exceeded the required minimum capital by $22,785, and the aggregate indebtedness to net capital ratio was 1.01 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2007

Total equity from statement of financial condition		$ 30,548
Less non-allowable assets:		
Petty cash	$ 281	
Clearing deposit - interest	483	
Mutual fund concessions over 30 days	20	
CRD deposit	283	(1,067)
Net capital before haircut		29,481
Haircut - NASDAQ securities @ 15% of $11,304		(1,696)
Net capital		$ 27,785

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 - 2/3 % of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 27,785
Excess net capital	$ 22,785

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 27,973
Ratio of aggregate indebtedness to net capital	1.01 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

JDL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2007

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2007

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
JDL Securities Corporation
Newport Beach, California

In planning and performing our audit of the financial statements of JDL Securities Corporation (the Company), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Haskell Baron Goodyear, LLP

Long Beach, California
October 18, 2007

END